[LETTERHEAD OF GENERAL STEEL HOLDINGS, INC.]

            May 5, 2010

Mail Stop 4631

VIA EDGAR

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:	General Steel Holdings, Inc.
Preliminary Information Statement on Schedule 14C
Filed April 9, 2010
File No.:  001-33717

Ladies and Gentlemen:

This letter from General Steel Holdings, Inc. (the “Company”) is in response to the comments of the staff of the Securities and Exchange Commission (the “Commission”), in a letter dated May 4, 2010 from Ms. Pamela A. Long, regarding the above-referenced Preliminary Information Statement on Schedule 14C (the “Information Statement”).  Set forth below are responses to the numbered comments.  For your convenience, each response follows the sequentially numbered comment copied from your letter of May 4, 2010.

General

Comment (1):

We note that a number of agreements related to the 2009 direct registered offering were not filed in final form (for example, see Exhibit 10.1 and 10.2 of the current report on Form 8-K filed on December 24, 2009).  Please file complete copies of these agreements with your next periodic report.

Response (1):

The Company acknowledges this comment and will file complete copies of these agreements with its next periodic report.

U.S. Securities and Exchange Commission
May 5, 2010

Summary of Corporate Actions, page 7

Comment (2):

You disclose that the ratification and approval by the company’s shareholders of the corporate actions described in the information statement is made for purposes of ensuring compliance with Section 312 of the New York Stock Exchange.  Please briefly disclose the provisions of Section 312 giving rise to such shareholder approval.

Response (2):

In the Information Statement, we have revised the subsection entitled “General” in the section entitled “Summary of Corporate Actions” to disclose the provisions of Section 312 giving rise to the shareholder approvals.

Comment (3):

Please revise your disclosure to explain why approval of the corporate actions described in the information statement was not obtained at the time when the transactions took place or when the antidilution mechanism was triggered, as the case may be.

Response (3):

In the Information Statement, we have revised the subsection entitled “General” in the section entitled “Summary of Corporate Actions” to add disclosure explaining why approval of the corporate actions described in the Information Statement was not obtained at the time when the transactions took place as well as when the antidilution mechanism was triggered.

Comment (4):

Please expand your disclosure to address the requirements of Item 11(c)(2) and Item 11(d) of Schedule 14A, and in particular, address the general effect that the issuance of securities with respect to both offerings may have had on the rights of the existing security holders.

Response (4):

In the Information Statement, we have added a subsection entitled “General Effect on Rights of Existing Security Holders” and we have also expanded the disclosure describing the private placement and direct registered offering to address the requirements of Item 11(c)(2) and Item 11(d) of Schedule 14A, including the general effect that the issuance of securities with respect to both offerings may have had on the rights of the existing security holders.

U.S. Securities and Exchange Commission
May 5, 2010

The Company acknowledges that:

1.	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
2.	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
3.	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

This letter responds to all comments contained in Ms. Long’s letter of May 4, 2010.  If you have any questions, please do not hesitate to contact our attorney Stephen D. Brook at (617) 345-3722 or the undersigned at +86 (10) 5879-7346.

Very truly yours,

General Steel Holdings, Inc.

By:	/s/ John Chen
Name:	John Chen
Title:	Chief Financial Officer

Enclosures (marked Information Statement)

cc:	Era Anagnosti, Staff Attorney
Craig Slivka, Special Counsel
Zuosheng Yu (Chairman and Chief Executive Officer of the Company)
Stephen D. Brook, Esq. (Burns & Levinson LLP)